Exhibit 99.1

360 DigiTech Announces Third Quarter 2020 Unaudited Financial Results

SHANGHAI, Nov. 19, 2020 (GLOBE NEWSWIRE) — 360 DigiTech, Inc. (QFIN) (“360 DigiTech” or the “Company”), a data driven, technology empowered digital platform, today announced its unaudited financial results for the third quarter ended September 30, 2020.

Third Quarter Operational Highlights

•                      Total loan origination volume*1 was RMB66,000 million, representing an increase of 17.9% from RMB55,965 million in the same period of 2019. Loan origination volume under capital-light model within Platform Services was RMB16,908 million, an increase of 48.7% from RMB11,373 million in the same period of 2019.

•                      Total outstanding loan balance*2 was RMB84,214 million as of September 30, 2020, an increase of 19.3% from RMB70,568 million as of September 30, 2019. Outstanding loan balance under capital-light model within Platform Services was RMB21,453 million as of September 30, 2020, an increase of 97.2% from RMB10,877 million as of September 30, 2019.

•                      The weighted average tenor of loans*3 originated in the third quarter of 2020 was approximately 8.40 months, compared with 7.90 months in the same period of 2019, and 8.54 months in the second quarter of 2020.

•                      Cumulative registered users was 155.96 million, an increase of 23.8% from 126.00 million as of September 30, 2019, and an increase of 4.7% from 148.98 million as of June 30, 2020.

•                      Users with approved credit lines*4 was 29.28 million as of September 30, 2020, an increase of 28.3% from 22.83  million as of September 30, 2019, and an increase of 5.7% from 27.71 million as of June 30, 2020.

•                      Cumulative borrowers with successful drawdown, including repeat borrowers was 18.71 million as of September 30, 2020, an increase of 27.0% from 14.73 million as of September 30, 2019, and an increase of 5.3% from 17.77 million as of June 30, 2020.

•                      90 day+ delinquency ratio*5 was 1.96% as of September 30, 2020.

•                      The percentage of funding from financial institutions*6 in the third quarter of 2020 was 99%.

•                      Repeat borrower contribution*7 for the third quarter of 2020 was 86.7%.

(1) “Total loan origination volume” refers to the total principal amount of loans originated through the Company’s platform during the given period, including loans volume originated through Intelligence Credit Engine (“ICE”). “ICE” is an open platform on our “360 Jietiao” APP, we match borrowers and financial institutions through big data and cloud computing technology on “ICE”, and provide pre-loan investigation report of borrowers. For loans originated through “ICE”, the Company do not provide post-loan risk management nor bear principal risk.

(2) “Total outstanding loan balance” refers to the total amount of principal outstanding for loans originated through the Company’s platform at the end of each period, including loan balance for “ICE”, excluding loans delinquent for more than 180 days.

(3) For loan facilitated in 2020, we use the actual term for extinguished loans and use the contractual term for outstanding loans to calculate the weighted average tenor.

(4) “Users with approved credit lines” refers to the total number of users who had submitted their credit applications and were approved with a credit line by the Company at the end of each period.

(5) “90 day+ delinquency ratio” refers to the outstanding principal balance of on- and off-balance sheet loans that were 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans on our platform as of a specific date. Loans that are charged-off and loans under “ICE” are not included in the delinquency rate calculation.

(6) “The percentage of funding from financial institutions” is based on cumulative loan origination during the given period, excluding loans originated by our own funds.

(7) “Repeat borrower contribution” for a given period refers to (i) the principal amount of loans borrowed during that period by borrowers who had historically made at least one successful drawdown, divided by (ii) the total loan origination volume through our platform during that period.

Third Quarter 2020 Financial Highlights

•                      Total net revenue increased by 43.4% to RMB3,703.5 million (US$545.5 million) from RMB2,583.0 million in the same period of 2019.

•                      Income from operations increased by 45.5% to RMB1,371.4 million (US$202.0 million) from RMB942.4 million in the same period of 2019.

•                      Non-GAAP*8 income from operations increased by 48.0% to RMB1,427.8 million (US$210.3 million) from RMB964.7 million in the same period of 2019.

•                      Operating margin was 37.0%. Non-GAAP operating margin was 38.6%.

•                      Net income increased by 67.9% to RMB1,231.7 million (US$181.4 million) from RMB733.5 million in the same period of 2019.

•                      Non-GAAP net income increased by 70.4% to RMB1,288.1 million (US$189.7 million) from RMB755.8 million in the same period of 2019.

•                      Net income margin was 33.3%. Non-GAAP net income margin was 34.8%.

(8) Non-GAAP income from operations (Adjusted Income from operations) and Non-GAAP net income (Adjusted net income) are non-GAAP financial measures. For more information on this non-GAAP financial measure, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Mr. Haisheng Wu, Chief Executive Officer and Director of 360 DigiTech, commented, “We are very pleased to report yet another strong quarter with best ever operational metrics and record setting financial results. In the third quarter, loans originated through our digital platform grew nearly 18% year-on-year to reach RMB66.0 billion despite some regulatory headwinds late in the quarter. During the quarter approximately 28% of the loan origination was under the capital-light model and other technology solutions*9, for which we bear no or limited principal risk. As part of our long-term strategy to build a data driven, technology empowered digital platform, we expect to accelerate the growth of those platform solutions in the coming quarters.

Throughout the quarter, we have witnessed continued recovery in consumer demand for credit and further improvement in asset quality. In fact, some key leading indicators of asset quality of our customers are at the best levels ever, a strong testimony for our effective risk management and solid overall execution. As the domestic outbreak of COVID-19 has been largely contained and the macro economy is on a recovery track, we are well positioned to benefit from the positive trends and to further strengthen our leadership position in the industry.

It has been a quite busy period over last few months on the regulation front. In July, the official release of the “Interim Measures for Administration of Internet Loans Issued by Commercial Banks” by the CBIRC clearly validated our business model and provided detailed guidelines for the industry. In August, the Supreme People’s Court of China issued “Guidelines on Laws Applicable to Trials of Private Lending Cases” setting a series of rules for private lending, including an interest rate cap. In early November, the CBIRC issued a draft version of “Interim Administrative Measures for Online Micro-credit Business” aiming to cap leverage ratios in micro lending and joint-lending activities. We believe this new set of rules are consistent with the regulators’ effort in recent years to deleverage the financial system and mitigate potential systematic risk. We have marginal exposure in micro lending and joint-lending. Also in November, the CBIRC issued “Notice on Promoting the Sustainable Development Capability of Consumer Finance and Auto Finance Companies and Improving Quality and Efficiency of Financial Services”, which clearly set out specific practices for the cooperation between consumer finance companies and loan facilitation platforms. Such regulatory changes appeared favoring leading platform with strong risk management and regulatory compliance capability. We see opportunities to expand the service scope and depth of our data driven technology empowered digital platform to reach our long-term strategic goals.”

“We are very excited to report our first ever billion RMB quarter in term of non-GAAP net income. During the quarter, total revenue reached RMB3.70 billion and non-GAAP net income reached RMB1.29 billion. The robust financial performance was driven by noticeable improvement in macro environment and continued optimization of our operations.” Mr. Alex Xu, Chief Financial Officer, commented “We are particularly pleased to see the initial impact of the latest interest rate cap was partially offset by improved operational efficiency. Unit customer acquisition cost remained relatively stable and weighted average funding cost reached another new low in the quarter. At the end of the quarter we had approximately RMB7.9 billion in cash and cash equivalent on the balance sheet, of which approximately RMB4.8 billion was non-restricted. While there are still some uncertainties concerning our industry, we are highly confident to exceed the stated operational targets we set out earlier this year.”

Mr. Yan Zheng, Chief Risk Officer, added, “The noticeable improvement in asset quality continued in the quarter. Among the key leading indicators, Day-1 delinquency*10 decreased to approximately 5.3% at the end of the third quarter from approximately 6.2% at the end of the second quarter. Meanwhile the 30-day collection rate*11 also improved to approximately 90% at the end of the third quarter, compared to approximately 88% at the end of the second quarter. Furthermore we are encouraged to see some of these metrics continue to improve into the current quarter and some are already at the best level ever. This further demonstrates the strength and effectiveness of our risk management systems. While we have seen clear indications of macro improvement, we will continue to take prudent approach in overall risk management operations to ensure sustainable enhancement in asset quality.”

(9) “We’ve used mainly data technology tools and AI risk management systems in the process of providing such services as loan facilitation, post-origination and borrowers’ referral to our customers. Revenue from these technology powered services amount to 53% of our total net revenue. “

(10) “D1 delinquency rate” is defined as (i) the total amount of principal that became overdue as a specified date, divided by (ii) the total amount of principal that was due for repayment as of such date.

(11) “M1 collection rate” is defined as (i) the amount of principal that was repaid in one month among the total amount of principal that became overdue as a specified date, divided by (ii) the total amount of principal that became overdue as a specified date.

Third Quarter 2020 Financial Results

Total net revenues was RMB3,703.5 million (US$545.5 million), compared to RMB2,583.0 million in the same period of 2019, and RMB3,340.1 million in the prior quarter.

Net revenue from Credit Driven Services was RMB2,955.4 million (US$435.3 million), compared to RMB2,129.3 million in the same period of 2019, and RMB3,081.1 million in the prior quarter. The year-over-year growth was mainly due to the releasing of guarantee liabilities under the new accounting standard, and the increase in loan origination.

Loan facilitation and servicing fees-capital heavy were RMB1,220.7 million (US$179.8 million), compared to RMB1,555.1 million in the same period of 2019 and RMB1,353.9 million in the prior quarter. The year-over-year and sequential decrease was primarily due to a decline in interest rates of the loans, partially offset by increase of origination volume.

Financing income*12 was RMB530.8 million (US$78.2 million), compared to RMB409.8 million in the same period of 2019 and RMB628.1 million in the prior quarter. The year-over-year growth and sequential decline were primarily due to the changes in volume of on-balance sheet loans.

Revenue from releasing of guarantee liabilities was RMB1,172.6 million (US$172.7 million), compared to RMB119.6 million in the same period of 2019, and RMB1,076.6 million in the prior quarter. The year-over-year increase was mainly due to the change of accounting standard, and the sequential growth was due to increase in origination volume.

Other services fees were RMB31.2 million (US$4.6 million), compared to RMB44.8 million in the same period of 2019, and RMB22.6 million in the prior quarter. The year-over-year and sequential changes were primarily due to fluctuation of late payment fees.

Net revenue from Platform Services was RMB748.1 million (US$110.2 million), compared to RMB453.8 million in the same period of 2019 and RMB258.9 million in the prior quarter.

Loan facilitation and servicing fees-capital light were RMB663.4 million (US$97.7 million), compared to RMB336.3 million in the same period of 2019 and RMB178.6 million in the prior quarter. The year-over-year increase was primarily due to growth in loan origination volume under capital-light model. The robust sequential growth was in part due a reversal of the take rate reduction in the second quarter related to higher projected delinquency of certain capital light assets. The actual performance of such assets turned out better than expected in the third quarter.

Referral services fees were RMB68.1 million (US$10.0 million), compared to RMB113.0 million in the same period of 2019 and RMB64.5 million in the prior quarter. The year-over-year decline was primarily due to a decrease in volume of referral business as a result of a more conservative customer acquisition strategy adopted during the first half of 2020 in the backdrop of the COVID-19.

Other services fees were RMB16.7 million (US$2.5 million), compared to RMB4.5 million in the same period of 2019 and RMB15.9 million in the prior quarter. The year-over-year and sequential increases were mainly due to growth in late payment fees as loan origination volume under capital-light model increases.

Total operating costs and expenses were RMB2,332.1 million (US$343.5 million), compared to RMB1,640.7 million in the same period of 2019 and RMB2,346.8 million in the prior quarter.

Origination and servicing expenses were RMB408.7 million (US$60.2 million), compared to RMB290.0 million in the same period of 2019 and RMB399.8 million in the prior quarter. The year-over-year increase was primarily due to growth in loan origination volume and an increase in collection fees as we proactively expanded our collection operations early this year. The sequential increase was partially offset by improvement in operational efficiency.

Funding costs were RMB144.6 million (US$21.3 million), compared to RMB118.4 million in the same period of 2019 and RMB161.1 million in the prior quarter. The year-over-year increase was mainly driven by growth in loan origination volume while funding cost percentage continued to decline. The sequential decrease was mainly due to funding cost percentage decline.

Sales and marketing expenses were RMB271.1 million (US$39.9 million), compared to RMB896.9 million in the same period of 2019 and RMB269.1 million in the prior quarter. The year-over-year decline was primarily due to a more conservative customer acquisition strategy and more effective customer acquisition operations.

General and administrative expenses were RMB102.4 million (US$15.1 million), compared to RMB85.6 million in the same period of 2019 and RMB109.5 million in the prior quarter. The year-over-year increase was due to expanded business operations, partially offset by our continued effort to improve operational efficiency, which also resulted in sequential decline in general and administrative expenses.

Provision for loans receivable was RMB67.4 million (US$9.9 million), compared to RMB151.0 million in the same period of 2019 and RMB218.6 million in the prior quarter. The year-over-year and sequential decline was in part due to the reversal of provision for previous quarters’ on balance sheet loans as asset quality improved.

Provision for financial assets receivable was RMB81.6 million (US$12.0 million), compared to RMB44.6 million in the same period of 2019 and RMB79.2 million in the prior quarter. The year-over-year increase was due to growth in loan facilitation volume and higher projected default rates. The sequential increase is mainly due to the growth in loan volume and partially offset by the decreased projected default rates.

Provision for accounts receivable and contract assets was RMB66.2 million (US$9.7 million), compared to RMB54.2 million in the same period of 2019 and RMB90.8 million in the prior quarter. The year-over-year increase was due to growth in loan origination under capital light and higher projected default rates. The sequential decline was driven by improving asset quality.

Provision for contingent liability was RMB1,190.2 million (US$175.3 million), compared to RMB1,018.9 million in the prior quarter. The sequential increase was mainly due to growth in loan origination, partially offset by the reversal of provision for loans originated in prior quarters as those loans performed better than initially expected.

Income from operations was RMB1,371.4 million (US$202.0 million), compared to RMB942.4 million in the same period of 2019 and RMB993.2 million in the prior quarter.

Non-GAAP income from operations was RMB1,427.8 million (US$210.3 million), compared to RMB964.7 million in the same period of 2019 and RMB1,058.9 million in the prior quarter.

Operating margin was 37.0%. Non-GAAP operating margin was 38.6%.

Income before income tax expense was RMB1,459.0 million (US$214.9 million), compared to RMB922.4 million in the same period of 2019 and RMB1,042.7 million in the prior quarter.

Income taxes expense was RMB227.3 million (US$33.5 million). Effective tax rate was 15%, compared to 20% in the same period of 2019 and 15% in the prior quarter.

Net income attributed to the Company was RMB1,231.9 million (US$181.4 million), compared to RMB733.6 million in the same period of 2019 and RMB876.5 million in the prior quarter.

Non-GAAP net income attributed to the Company was RMB1,288.3 million (US$189.7 million), compared to RMB755.9 million in the same period of 2019 and RMB942.2 million in the prior quarter.

Net income margin was 33.3%. Non-GAAP net income margin was 34.8%.

Net income per fully diluted ADS was RMB7.98 (US$1.18).

Non-GAAP net income per fully diluted ADS was RMB8.35 (US$1.23).

Weighted average basic ADS used in calculating GAAP and non-GAAP net income per ADS was 150.09 million.

Weighted average diluted ADS used in calculating GAAP and non-GAAP net income per ADS was 154.32 million.

12 “Financing income” is generated from loans originated through the Company’s platform funded by the consolidated trusts and Fuzhou Microcredit, which charge fees and interests from borrowers.

M1+ Delinquency Rate by Vintage and M6+ Delinquency Rate by Vintage

The following charts and tables display the historical cumulative M1+ delinquency rates by loan origination vintage and M6+ delinquency rates by loan origination vintage for all loans originated through the company’s platform:

http://ml.globenewswire.com/Resource/Download/f3cac188-719e-4204-86ae-79c9c00f0e97

http://ml.globenewswire.com/Resource/Download/56137440-b531-4b7d-9629-16301f0aa360

Business Outlook

While it is still prudent to take a conservative approach in business and financial planning given the fast changing regulatory environment as well as some residual impact from the COVID-19, we are encouraged by the strong business momentum. As such the Company would like to raise its total loan origination volume target for fiscal year 2020 to the range of RMB 242 billion to RMB 244 billion, from previous guidance of RMB 200 billion to RMB 220 billion. This forecast reflects the Company’s current and preliminary views, which is subject to change.

Recently Adopted Accounting Guidance

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments which has subsequently been amended by ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-03. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2019, including final periods within those fiscal years.

We have adopted the new standard effective January 1, 2020, using the modified retrospective transition method. The new guidance requires the recognition of credit losses to be measured using an expected credit loss model (referred to as the current expected credit loss (CECL) model). ASC 326 establishes a new accounting principle which requires gross accounting for guarantee liability. That is, to record both a guarantee obligation and an allowance for credit losses, calculated using the CECL impairment model, in addition to the guarantee obligation under ASC 460. As a result, at inception of the guarantee, we have recognized both a stand-ready guarantee liability under ASC 460 with an associated financial assets receivable, and a contingent guarantee liability with an allowance for credit losses under CECL model. Subsequent to the initial recognition, the ASC 460 stand-ready guarantee is recognized into guarantee revenue over the term of the guarantee, while the contingent guarantee is reduced by the payouts made by the company to compensate the investors upon borrowers’ default. Upon adoption, we recognized the cumulative effect of approximately RMB1.43 billion after tax as a decrease to the opening balance of retained earnings and RMB1.9 billion as an increase to the opening balance of guarantee liabilities as of January 1, 2020.

Move from Nasdaq Global Market to Nasdaq Global Select Market

The Company’s application to move the listing of its ADSs from The Nasdaq Global Market to the higher tier of The Nasdaq Global Select Market has been approved by Nasdaq, and its ADSs has begun trading on The Nasdaq Global Select Market from November 19, 2020.

Conference Call

360 DigiTech’s management team will host an earnings conference call at 8:00 PM U.S. Eastern Time on Thursday, November 19, 2020 (9:00 AM Beijing Time on November 20).

Dial-in details for the earnings conference call are as follows:

United States:	+1-646-722-4977
Hong Kong:	+852-3027-6500
Mainland China:	400-821-0637
International:	+65-6408-5782
PIN:	60180978#

Please dial in 15 minutes before the call is scheduled to begin and provide the PIN to join the call.

A telephone replay of the call will be available after the conclusion of the conference call until November 27, 2020:

United States:	+1-646-982-0473
International:	+65-6408-5781
Access code:	319338659#

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of the Company’s website at ir.360shuke.com.

About 360 DigiTech

360 DigiTech, Inc. (NASDAQ: QFIN) (“360 DigiTech” or the “Company”) is a data driven, technology empowered digital platform. Through its platform the Company enables financial institutions to provide better and targeted products and services to a broader consumer base. The Company also offers standardized risk management service, in the form of SaaS modules to institutional clients. When coupled with its partnership with 360 Group, the Company’s solutions created noticeable advantages in customer acquisition, funding optimization, risk assessment and post-lending management.

For more information, please visit: ir.360shuke.com

Use of Non-GAAP Financial Measures Statement

To supplement our financial results presented in accordance with U.S. GAAP, we use non-GAAP financial measure, which is adjusted from results based on U.S. GAAP to exclude share-based compensation expenses. Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

We use non-GAAP income from operation, non-GAAP operation margin, non-GAAP net income and non-GAAP net income margin in evaluating our operating results and for financial and operational decision-making purposes. Non-GAAP income from operation represents income from operation excluding share-based compensation expenses, and non-GAAP net income represents net income excluding share-based compensation expenses. Such adjustments have no impact on income tax. We believe that non-GAAP income from operation and non-GAAP net income help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in results based on U.S. GAAP. We believe that non-GAAP income from operation and non-GAAP net income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.7896 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2020.

Safe Harbor Statement

Any forward-looking statements contained in this announcement are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. 360 Finance may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including the Company’s business outlook for 2019, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding such risks and uncertainties is included in 360 Finance’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and 360 Finance does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

360 DigiTech

E-mail: ir@360shuke.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-138-0111-0739

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	December 31,	September 30,	September 30,
	2019	2020	2020
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	2,108,123	4,821,031	710,061
Restricted cash	1,727,727	2,400,617	353,573
Security deposit prepaid to third-party guarantee companies	932,983	654,633	96,417
Funds receivable from third party payment service providers	118,860	149,436	22,010
Accounts receivable and contract assets, net	2,332,364	2,225,995	327,854
Financial assets receivable, net	1,912,554	3,023,254	445,277
Amounts due from related parties	478,767	244,687	36,039
Loans receivable, net	9,239,565	8,164,168	1,202,452
Prepaid expenses and other assets	652,545	457,484	67,380
Total current assets	19,503,488	22,141,305	3,261,063
Non-current assets:
Accounts receivable and contract assets, net-non current	19,508	314,967	46,390
Financial assets receivable, net-non current	59,270	551,607	81,243
Property and equipment, net	17,113	20,706	3,050
Intangible assets	3,512	3,547	522
Deferred tax assets	697,348	1,150,562	169,459
Other non-current assets	55,362	54,766	8,066
Total non-current assets	852,113	2,096,155	308,730
TOTAL ASSETS	20,355,601	24,237,460	3,569,793

LIABILITIES AND EQUITY LIABILITIES
Current liabilities:
Payable to investors of the consolidated trusts-current	4,423,717	3,498,751	515,310
Accrued expenses and other current liabilities	720,918	829,935	122,238
Amounts due to related parties	55,622	53,794	7,923
Short term loans	200,000	184,870	27,228
Guarantee liabilities-stand ready	2,212,125	3,647,546	537,225
Guarantee liabilities-contingent	734,730	3,525,452	519,243
Income tax payable	1,056,219	935,778	137,825
Other tax payable	263,856	156,614	23,067
Total current liabilities	9,667,187	12,832,740	1,890,059
Non-current liabilities:
Deferred tax liabilities	—	14,825	2,183
Payable to investors of the consolidated trusts-noncurrent	3,442,500	3,138,526	462,255
Other long-term liabilities	31,184	20,544	3,026
Total non-current liabilities	3,473,684	3,173,895	467,464
TOTAL LIABILITIES	13,140,871	16,006,635	2,357,523
Ordinary shares	20	21	3
Additional paid-in capital	5,117,184	5,309,654	782,028
Retained earnings	2,071,332	2,932,733	431,945
Other comprehensive income (loss)	24,906	(12,540)	(1,847)
TOTAL 360 DIGITECH INC EQUITY	7,213,442	8,229,868	1,212,129
Noncontroling interests	1,288	957	141
TOTAL EQUITY	7,214,730	8,230,825	1,212,270
TOTAL LIABILITIES AND EQUITY	20,355,601	24,237,460	3,569,793

Unaudited Condensed Consolidated Statements of Operations

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended September 30,			Nine months ended September 30,
	2019	2020	2020	2019	2020	2020
	RMB	RMB	USD	RMB	RMB	USD
Credit driven services	2,129,275	2,955,392	435,282	6,034,567	8,846,546	1,302,954
Loan facilitation and servicing fees-capital heavy	1,555,089	1,220,748	179,797	4,994,681	3,741,738	551,098
Financing income	409,763	530,766	78,173	724,223	1,768,279	260,439
Revenue from releasing of guarantee liabilities	119,579	1,172,640	172,711	204,261	3,255,371	479,464
Other services fees	44,844	31,238	4,601	111,402	81,158	11,953
Platform services	453,764	748,129	110,187	784,399	1,379,922	203,240
Loan facilitation and servicing fees-capital light	336,269	663,354	97,701	465,007	1,145,564	168,723
Referral services fees	113,004	68,086	10,028	312,720	187,149	27,564
Other services fees	4,491	16,689	2,458	6,672	47,209	6,953
Total net revenue	2,583,039	3,703,521	545,469	6,818,966	10,226,468	1,506,194
Origination and servicing	290,003	408,693	60,194	753,789	1,156,112	170,277
Funding costs	118,402	144,596	21,297	209,148	464,272	68,380
Sales and marketing	896,907	271,082	39,926	2,424,948	763,144	112,399
General and administrative	85,584	102,387	15,080	309,230	320,606	47,220
Provision for loans receivable	151,010	67,383	9,924	205,808	593,211	87,371
Provision for financial assets receivable	44,607	81,642	12,025	101,517	254,565	37,493
Provision for accounts receivable and contract assets	54,156	66,163	9,745	183,149	213,950	31,511
Provision for contingent liabilities	—	1,190,176	175,294	—	3,911,793	576,145
Total operating costs and expenses	1,640,669	2,332,122	343,485	4,187,589	7,677,653	1,130,796
Income from operations	942,370	1,371,399	201,984	2,631,377	2,548,815	375,398
Interest (expense) income, net	(25,546)	19,623	2,890	(27,478)	44,601	6,569
Foreign exchange (loss) gain	(64,793)	63,408	9,339	(67,521)	39,521	5,821
Other income, net	70,409	4,609	679	94,305	96,899	14,272
Income before income tax expense	922,440	1,459,039	214,892	2,630,683	2,729,836	402,060
Income taxes expense	(188,952)	(227,315)	(33,480)	(559,077)	(438,492)	(64,583)
Net income	733,488	1,231,724	181,412	2,071,606	2,291,344	337,477
Net loss attributable to noncontrolling interests	73	151	22	73	453	67
Net income attributable to ordinary shareholders of the Company	733,561	1,231,875	181,434	2,071,679	2,291,797	337,544
Net income per ordinary share attributable to ordinary shareholders of 360 DigiTech, Inc.
Basic	2.55	4.10	0.60	7.20	7.73	1.14
Diluted	2.45	3.99	0.59	6.88	7.50	1.10

Net income per ADS attributable to ordinary shareholders of 360 DigiTech, Inc.
Basic	5.10	8.20	1.20	14.40	15.46	2.28
Diluted	4.90	7.98	1.18	13.76	15.00	2.20

Weighted average shares used in calculating net income per ordinary share
Basic	288,054,825	300,174,655	300,174,655	287,788,219	296,518,120	296,518,120
Diluted	299,107,729	308,646,862	308,646,862	301,306,666	305,520,538	305,520,538

Unaudited Condensed Consolidated Statements of Comprehensive (Loss)/Income

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended September 30,
	2019	2020	2020
	RMB	RMB	USD
Net income	733,488	1,231,724	181,412
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	68,476	(64,847)	(9,551)
Other comprehensive income (loss)	68,476	(64,847)	(9,551)
Total comprehensive income	801,964	1,166,877	171,861
Net loss attributable to noncontrolling interests	73	151	22
Comprehensive income attributable to ordinary shareholders	802,037	1,167,028	171,883

	Nine months ended September 30,
	2019	2020	2020
	RMB	RMB	USD
Net income	2,071,606	2,291,344	337,477
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	65,946	(37,446)	(5,515)
Other comprehensive income (loss)	65,946	(37,446)	(5,515)
Total comprehensive income	2,137,552	2,253,898	331,962
Net loss attributable to noncontrolling interests	73	453	67
Comprehensive income attributable to ordinary shareholders	2,137,625	2,254,351	332,029

Unaudited Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended September 30,
	2019	2020	2020
	RMB	RMB	USD
Reconciliation of Non-GAAP Net Income to Net Income
Net income	733,488	1,231,724	181,412
Add: Share-based compensation expenses	22,320	56,396	8,306
Non-GAAP net income	755,808	1,288,120	189,718
Non-GAAP net income margin	29.3%	34.8%
GAAP net income margin	28.4%	33.3%

Net income attributable to shareholders of 360 DigiTech, Inc	733,561	1,231,875	181,434
Add: Share-based compensation expenses	22,320	56,396	8,306
Non-GAAP net income attributable to shareholders of 360 DigiTech, Inc	755,881	1,288,271	189,740
Weighted average ADS used in calculating net income per ordinary share —diluted	149,553,865	154,323,431	154,323,431
Net income per ADS attributable to ordinary shareholders of 360 DigiTech, Inc. -diluted	4.90	7.98	1.18
Non-GAAP net income per ADS attributable to ordinary shareholders of 360 DigiTech, Inc. -diluted	5.05	8.35	1.23

Reconciliation of Non-GAAP Income from operations to Income from operations
Income from operations	942,370	1,371,399	201,984
Add: Share-based compensation expenses	22,320	56,396	8,306
Non-GAAP Income from operations	964,690	1,427,795	210,290
Non-GAAP operating margin	37.3%	38.6%
GAAP operating margin	36.5%	37.0%

	Nine months ended September 30,
	2019	2020	2020
	RMB	RMB	USD
Reconciliation of Non-GAAP Net Income to Net Income
Net income	2,071,606	2,291,344	337,477
Add: Share-based compensation expenses	164,702	193,447	28,492
Non-GAAP net income	2,236,308	2,484,791	365,969
Non-GAAP net income margin	32.8%	24.3%
GAAP net income margin	30.4%	22.4%

Net income attributable to shareholders of 360 DigiTech, Inc	2,071,679	2,291,797	337,544
Add: Share-based compensation expenses	164,702	193,447	28,492
Non-GAAP net income attributable to shareholders of 360 DigiTech, Inc	2,236,381	2,485,244	366,036
Weighted average ADS used in calculating net income per ordinary share —diluted	150,653,333	152,760,269	152,760,269
Net income per ADS attributable to ordinary shareholders of 360 DigiTech, Inc. -diluted	13.76	15.00	2.20
Non-GAAP net income per ADS attributable to ordinary shareholders of 360 DigiTech, Inc. -diluted	14.84	16.27	2.40

Reconciliation of Non-GAAP Income from operations to Income from operations
Income from operations	2,631,377	2,548,815	375,398
Add: Share-based compensation expenses	164,702	193,447	28,492
Non-GAAP Income from operations	2,796,079	2,742,262	403,890
Non-GAAP operating margin	41.0%	26.8%
GAAP operating margin	38.6%	24.9%